United States securities and exchange commission logo





                           April 9, 2021

       Paul Peter Tak, M.D., Ph.D.
       Chief Executive Officer and President
       Candel Therapeutics, Inc.
       117 Kendrick St Suite 450
       Needham, MA 02494

                                                        Re: Candel
Therapeutics, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 31,
2021
                                                            CIK No. 0001841387

       Dear Dr. Tak:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Capitalization, page 80

   1. Please exclude the amount of your cash and cash equivalents from the amount of your total capitalization.
 Paul Peter Tak, M.D., Ph.D.
FirstName   LastNamePaul
Candel Therapeutics,  Inc. Peter Tak, M.D., Ph.D.
Comapany
April       NameCandel Therapeutics, Inc.
       9, 2021
April 29, 2021 Page 2
Page
FirstName LastName
       You may contact David Burton at 202-551-3626 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Robert E. Puopolo, Esq.